

ANNUAL REPORT

Pipeline2Space, Inc.
1455 NW Leary Way
Suite 400, PMB 2550
Seattle, WA 98107-5290

https://www.pipeline2space.com/

This Annual Report is dated April 29, 2024

**The Company and its Business**

**Company Overview**

**Description of Business**

Pipeline2Space, Inc. ("P2S") provides rapid, resilient and affordable space launch. We replace conventional big rocket boosters with a network of reusable hypersonic launch "fulfillment" platforms with pre-positioned satellites and cargo on-site, ready to initiate on-demand (daily/hourly) using low-cost hypersonic lofted transit vehicles and on-orbit depots.

P2S builds and contracts to be built, earth-based ram accelerators (tubular chemical mass drivers) and space flight vehicles (atmospheric transit fairings [capsules] and orbital upper stages) that carry payloads impulsively to space with airline-like flight rates and substantially lower cost than conventional rockets. P2S eliminates the high cost, low flight rate problem of traditional rocket launch by eliminating first stage rocket boost and replacing it with essentially a hypersonic runway underground, a steel tubular "pipeline", impulsively launching payloads into the atmosphere at hypersonic speeds, where they are carried to the edge of space (40km-100km) on momentum alone and then small upper stage rockets finish taking the payload (satellite and cargo) to final orbit. P2S launches payloads using a mature technology called ram accelerator, a tubular hypersonic launch system called a RAMAC which is essentially a ram jet engine in a tube. The boosting hyper velocity from the P2S ground launch system comes from simple chemical energy of in-tube jet engine operations where the cargo and satellites are encapsulated inside a slender hypersonic vehicle that rides a combustion wave inside the ram accelerator tube. P2S will sell launch slots for space travel, and upper stage boost for satellites similar to companies like Rocket Lab, FireFly, Space X, Blue Origin or Virgin Galactic. We endeavor to provide launch services at much lower cost price points and much higher number of flight rates than the competing rocket vehicle companies. For initial capital efficiency and technical development, we initially plan to use 500mm-1m diameter size hypersonic ATFs (Atmospheric Transit Fairing) capsule and1000m of pipeline launch tubes for launching 50-250 kg cargo payloads (satellites, and depot materials) to 200- 500km to low earth orbit and Sun Synchronous Orbit. P2S expects to develop larger systems to 1+ tonne orbital space launch in the future.

**Previous Offerings**

Name: 2021 SAFE Offering
- Type of Equity Sold: SAFE
- Final Dollar Amount Sold: $450,000
- Number of Shares Sold: 173,751
- Use of Proceeds: Research and development and general operations
- Date of Offering: 10/25/21
- Offering Exemption: 506(c)

Name: Series Seed Preferred
- Type of Security Sold: Equity
- Final Dollar Amount Sold: $1,035,000
- Number of Shares Sold: 399,614
- Use of Proceeds: Research and development and general operations
- Date of Offering: 7/26/2022
- Offering Exemption: 506(c)

Name: 2023 SAFE Offering
- Final Dollar Amount Sold as of 11/7/23: $439,000
- Use of Proceeds: General operations and expenses related to Reg CF
- Date of Offering: 6/16/23
- Security that this will convert into: Common Stock in association with ongoing Reg. CF offering – number of shares to be determined. Conversion currently in process.
- Discount Rate: 34% for investments of $150k or more and 25% for investments less than $150k
- Offering Exemption: 4(a)(2)

Name: 2023-24 Reg. CF Offering
- Type of Security Sold: Equity - Common Stock
- Dollar Amount Sold to Date: $411,045
- Number of Shares Sold: 246,155
- Use of Proceeds: Research and development and general operations
- Date of Offering: 11/16/2023
- Offering Exemption: Regulation CF – Sec. 4(a)(6)

Name: 2023 Debt Repayment Common Offering
- Type of Security Sold: Equity - Common Stock
- Final Dollar Amount Sold: $80,646
- Number of Shares Sold: 43,358
- Use of Proceeds: Payment of debt
- Date of Offering: 12/27/23
- Offering Exemption: 506(b)

Name: 2024 Common Stock Offering (506(c))
- Type of Security Sold: Equity - Common Stock
- Final Dollar Amount Sold: $235,000
- Number of Shares Sold: 151,613

- Use of Proceeds: Research and development and general operations
- Date of Offering: 2/9/2024
- Offering Exemption: 506(c)

## REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## MANAGEMENTS DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

## AND RESULTS OF OPERATION

### Operating Results - 2023 Compared to 2022

Circumstances which led to the performance of financial statements:

Year ended December 31, 2023 compared to year ended December 31, 2022

Revenue

During the annual periods ended December 31, 2023 and 2022, the Company had $0 in revenue. The Company is in a pre-revenue state.

### Cost of sales- No Sales
There were no sales.

### Gross margins
The Company had net losses of $1,024,076 and $1,197,751 during the years ended December 31, 2023, and December 31, 2022, respectively. This increase in losses was due to an increase in operating expenses including research and development, general and administrative costs, and marketing and advertising.

### Expenses
Expenses for fiscal year 2022 were $1,197,751 compared to $1,024,076 in fiscal year 2023. The increase is due to research and development related to the technology.

### Historical results and cash flows:
The Company is currently in the initial production stage. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through equity financings. Our goal is to generate $0 in revenue in 2023 and $1 million in revenue by 2026.

### Liquidity and Capital Resources
As of April 26, 2024, the Company has capital resources available in the form of cash of $10,000.

### Debt

Creditor: EnergeticX.net, L.L.C.
Owed: $33,966 as of March 31, 2024
Interest Rate: 0%
These are advances from the majority shareholder to Company. These advances are non-interest bearing and payable on demand. The Board may at its sole discretion negotiate a settlement of the advances that may include a combination of an issuance of shares and cash.

## DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

Company currently has 1 employee.

**Name: Mark Russell**

Mark's current primary role is with HyperSciences, Inc.

Positions and offices currently held with the issuer:

Position: President, CEO, and Director

Dates of Service: 2015- Present

Responsibilities: Mark provides the guiding vision for the business case, equity offering and marketing strategy, compliance and technical representation for the company. Mark receives a salary from the Company.

Other business experience in the past three years:

Employer: HyperSciences, Inc.

Title: President, CEO, and Director
Dates of Service: 10/15/2014 - Present
Responsibilities: Led the development of the world's first industrial hypersonics company. Created 2 products, Hyper Tunneling and Hyper Drilling system, revolutionizing access to clean minerals and clean energy. All aspects from technical direction to business development.

Employer: EnergeticX.net, L.L.C.
Title: Manager
Dates of Service: February 01, 2010 - Present
Responsibilities: Managing Member. No salary. Mark works one hour every other week for EnergeticX.net. Mark handles the day-to-day workload for this company. EnergeticX.net is P2S' largest shareholder.

Employer: Rocket Man, LLC
Title: Manager
Dates of Service: March 03, 2017 - Present

Responsibilities: Managing Member. Mark spends less than an hour per month of his time on Rocket Man and does not receive a salary. There is no relationship between Rocket Man and P2S. There are no day-to-day operations for this entity.

Employer: Cycle Fund, LLC
Title: Manager
Dates of Service: January 23, 2013 - Present
Responsibilities: Managing member/Owner. Mark spends less than an hour of his time on Cycle Fund per month and does not receive a salary. There is no relationship with P2S. There are no day-to-day operations for this entity.

Employer: Celestial Growth Corp.
Title: Director
Dates of Service: June 10, 2022 - Present
Responsibilities: Advisor to CEO and Board of Directors

**Name: Michelle Carbon**

Michelle's current primary role is with HyperSciences, Inc.

Positions and offices currently held with the Company:

Title: CFO
Dates of Service: 10/14/2021 - Present
Responsibilities: Michelle is responsible for all finances and accounting and manages everything relating to cash flow, financial planning, and taxation for the company. She does not receive a salary from Pipeline2Space. She has been granted 20,000 stock options.

Other business experience in the past three years:

Employer: HyperSciences, Inc.- Primary Role
Title: CFO and General Counsel
Dates of Service: 8/24/2020 - Present
Responsibilities: Michelle manages everything relating to cash flow, financial planning, and taxation issues. As general counsel, she is the company's main attorney and manages all legal matters and issues.

Employer: Carbon Law Office, PLLC
Title: Owner
Dates of Service: November 13, 2007 - Present
Responsibilities: Sole Member

Employer: RPS of Idaho Incorporated
Title: Director/Secretary
Dates of Service: October 12, 2021 - Present
Responsibilities: Vice President, Secretary, and advisor to CEO

**Name: Allyn Greg Seymour**

Greg's current primary role is with the Company.

  Positions and offices currently held with the Company:
    Position: Co-Founder, Board Member
    Dates of Service: 6/9/2022 - present
    Responsibilities: Guide strategic direction to the company (Pipeline2Space) to implement Ram
    Accelerator technology as a key feature of a viable commercial space launch system. He does
    not currently receive compensation but has been granted 340,000 stock options.

  Other business experience in the past three years:
    Employer: Stratolaunch, LLC
    Title: VP Engineering
    Dates of Service: 10/21/2019 - 3/1/2022
    Responsibilities: Lead company-level engineering initiatives

    Employer: AGS Endeavours, LLC
    Title: President
    Dates of Service: 3/1/2022 - present
    Responsibilities: Provide engineering consulting services

**Name: Timothy Mitrovich**

Tim's current primary role is not with the Issuer.

  Positions and offices currently held with the issuer:
    Title: Board Member
    Dates of Service: 6/9/2022 - present
    Responsibilities: Tim serves on the board of directors. He does not currently receive
    compensation but has been granted 20,000 stock options.

  Other business experience in the past three years:
    Employer and Primary Role: Ten Capital Wealth Advisors
    Title: CEO
    Dates of Service: 1/18/2012 - present
    Responsibilities: Tim is the Founder and Chief Executive Officer of TEN Capital where his primary
    responsibility is designing the firm's vision and managing their investment strategies.

**Name: Steven Kwast**

  Positions and offices currently held with the issuer:
    Title: Board Member
    Dates of Service: 4/7/2023 - present
    Responsibilities: Steven serves on the board of directors. He does not currently receive

compensation but has been granted 20,000 stock options.

Other business experience in the past three years:

    Employer: Genesis Systems Inc.
    Title: President
    Dates of Service: March 2020 – December 2022
    Responsibilities: As President, Steven was responsible for the overall direction and management of the company. He set strategy, oversaw operations, implementing policies and procedures and making sure the company met its financial obligations.

    Employer: Skycorp Inc.
    Title: CEO
    Dates of Service: January 3, 2023 – present
    Responsibilities: As CEO, Steven makes major corporate decisions, manages overall operations, and sets the company's strategic direction.

    Employer: Spacebilt Inc.
    Title: CEO, Co-Founder, Chairman
    Dates of Service: May 2023 – present
    Responsibilities: As CEO, Steven makes major corporate decisions, manages overall operations, and sets the company's strategic direction.

## Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Energeticx.net LLC (EGX) - B.O. Mark/Victoria Russell | 8,901,900 | Common Stock | 45.99% |

## Related Party Transactions

The Company has related party transactions as outlined in the audited financial statements. Please see the information above in debt.

The Company's parent company and largest shareholder, EGX, periodically advances funds to Company for day-to-day operations. At December 31, 2023 and 2022, the Company owed EGX $47,966 and $51,872, respectively. These advances are non-interest bearing and payable on demand.

During 2022, the Company entered into a services agreement with its affiliate, HyperSciences, Inc. ("HSI"), a Company whereby EGX is the largest shareholder, whereby HSI would provide certain collaborative research and development services to Company in exchange for a flat monthly fee of $100,000 with no expectations of the funds being repaid as Company is not a customer of HSI and the research and development activities are for the mutual benefit of both companies. Company paid a total of $600,000 to HSI during 2022 and recognized the payments as research and development expenses in the statement of operations for the year ended December 31, 2022. The Company also advanced a total of $20,000 to HSI in 2022 that is recorded as due from a related party at December 31, 2022. The outstanding related party receivable was included as a contra-equity on the balance sheet at December 31, 2022.

In 2023, the Company entered into an independent contractor agreement with its related party, SunArx Energy Solutions Inc. ("SunArx"). Under the agreement, SunArx would provide no more than 20 hours of consulting services weekly to Company at $120 an hour, primarily for the purposes of market research, business development strategy, and marketing strategy. A total of $83,716 was recognized related to this agreement as operating expenses on the statement of operations for the year ended December 31, 2023, as well as various reimbursements of costs paid on the Company's behalf. The outstanding balance as of December 31, 2023 was $37,650.

**The Company's Securities**

The Company has authorized Common Stock and Series Seed Preferred Stock.

Common Stock
The amount of security authorized is 30,000,000 with a total of 14,468,025 outstanding.

Voting Rights
1 vote per share

Material Rights
The Common Stock outlined has the following rights and preferences:

>    The total amount outstanding includes 1,263,000 shares to be issued pursuant to stock options issued as well as 5,550 common shares reserved for UW as part of an anti-dilution provision.

>    The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock.

>    Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of

1934 covering the Common Stock.

Series Seed Preferred Stock
The amount of security authorized is 3,474,903 with a total of 1,720,095 outstanding.

Voting Rights
Each holder of Series Seed Preferred shares may cast the number of votes equal to the number of whole shares of Common Stock in which the Preferred shares would convert as of the record date for determining stockholders entitled to vote on any such matter.

Holders of Series Seed Preferred Stock receive dividends (pro rata based on percentage holdings) on a pari passu basis with holders of Common Stock. Holders of Series Seed Preferred Stock are entitled to a non-participating liquidation preference over Common stockholders at the Series Seed Original Issue Price of $2.59 per share, providing for a total liquidation preference of $1,485,014 as of December 31, 2022. Certain corporate actions, including, without limitation, liquidation and changing the rights of the Series Seed Preferred Stock, cannot be taken without the approval of a majority of the Series Seed Preferred Stock, voting as a separate class. The holders of Series Seed Preferred Stock (as well as the holders of Common Stock) are subject to certain contractual rights and obligations with respect to, without limitation: (i) voting on the election of directors and (ii) alienability of shares in the event of a public offering. Series Seed Preferred Stock has voting rights on an as converted basis. Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio. The conversion ratio is determined by dividing the applicable original issue price by the conversion price (initially on a 1:1 basis). Certain adjustments to the conversion ratio may occur in the event of a stock split, stock dividend, merger or consolidation, or other distribution of property to holders of Common Stock. Series Seed Preferred Stock is subject to mandatory conversion to Common Stock upon an initial public offering or upon a vote of the shareholders.

Material Rights
The Series Seed Preferred Stock outlined in the provided text has the following rights and preferences:

Holders of Series Seed Preferred Stock receive dividends (pro rata based on percentage holdings) on a pari passu basis with holders of Common Stock. Holders of Series Seed Preferred Stock are entitled to a non-participating liquidation preference over Common stockholders at the Series Seed Original Issue Price of $2.59 per share. Certain corporate actions, including, without limitation, liquidation and changing the rights of the Series Seed Preferred Stock, cannot be taken without the approval of a majority of the Series Seed Preferred Stock, voting as a separate class. The holders of Series Seed Preferred Stock (as well as the holders of Common Stock) are subject to certain contractual rights and obligations with respect to, without limitation: (i) voting on the election of directors and (ii) alienability of shares in the event of a public offering.

Preferred shares can be converted into common stock by multiplying the number of preferred shares by the conversion ratio. The conversion ratio is determined by dividing the applicable Original Issue Price by the Conversion Price (initially on a 1:1 basis). Certain adjustments to the conversion ratio may occur in the event of a stock split, stock dividend, merger or consolidation, or other distribution of property to holders of Common Stock.

**What it means to be a minority holder**
As a minority holder of Common Stock of the company, you will have limited rights in regards to the

corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

**Dilution**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

**Risk Factors**

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

The risks that relate to the Company, include, but are not limited to, the following:

**Uncertain Risk**

An investment in the Company (also referred to as "we", "us", or "our") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as these risk factors, in addition to the other information listed in the Company's Form C. **These risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company**.

**Our business projections are only projections.**

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

### Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

### Going Concern Opinion

The report of our independent auditors contains an explanatory paragraph as to our ability to continue as a going concern, and is typical of companies at this stage of development, which could prevent us from obtaining new financing on reasonable terms or at all.

### The transferability of the Securities you are buying is limited.

Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the Shares cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

### Absence of public market.

There is no formal public market for the Shares and no such market can be expected to develop following completion of the Offering. The Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable securities laws and the terms of the investment documents pursuant to which the Shares are being offered. Sales by Affiliates of the issuer, as that term is defined under the regulations of the Securities and Exchange Commission, are subject to additional restrictions. Purchasers of the Shares must be prepared to bear the economic risk of an investment for an indefinite period of time since the Shares cannot be sold unless they are subsequently registered or an exemption from registration is available. The Company has no intention of registering the Shares in the short term.

### We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our research and development activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our research and development activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

**Terms of subsequent financings may adversely impact your investment.**
We will likely need to engage in debt or equity financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Equity securities could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of future equity securities could be more advantageous to those investors than to you. In addition, if we need to issue more equity securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

**Management Discretion as to Use of Proceeds.**
We cannot specify with certainty the particular uses of the net proceeds from the Offering. Our management has broad discretion in the application of the net proceeds.  Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business or delay the development or commercialization of our product candidates. Pending their use, we may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

**Projections: Forward Looking Information**
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

**The amount raised in this offering may include investments from company insiders or their immediate family members.**
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

**Developing new products and technologies entails significant risks and uncertainties.**
We are currently in the research and development stage. Delays or cost overruns in meeting our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. We may never

advance beyond the research and development stage.

### Minority Holder; Securities with Voting Rights

You shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of you, (i) vote all Shares, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by you pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as you are an individual, will survive your death, incompetency and disability, so long as you are an entity, will survive your merger or reorganization or any other entity holding the Shares. However, the proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

### You are trusting that management will make the best decision for the Company.

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

### Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it cannot get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

### The Offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for the Offering, we may request that DealMaker instruct the escrow agent to disburse Offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

**We face significant market competition**

We compete with larger, established companies who currently have competitive products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

**We are an early-stage company and have limited financial and operating history**

The Company has a short history and no revenue at this time. If you are investing in the Company, it's because you think that orbital space launches are a good idea, that the team will be able to successfully develop, build and sell the product or service, that we can price them right and sell them to enough third parties so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

**The Company relies on intellectual property rights it has licensed and additional intellectual property it has developed. The Company may be unable to protect its proprietary technologies or defend its intellectual property rights and may be subject to claims that its products, or the way in which it conducts its business, infringes the intellectual property rights of third parties.**

We believe that our success will depend in large part upon proprietary technologies and intellectual property protections. We intend to rely on a combination of patents, trademarks, trade secret laws and contractual obligations with employees and third parties to obtain and protect our proprietary technologies and intellectual property. Not all of our intellectual property may be registered with the appropriate governmental body. The steps we have taken to protect our intellectual property rights may not be adequate to deter misappropriation of our proprietary information. We also may not be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by us to protect our proprietary rights, others may develop technologies similar or superior to our technologies and/or design around the proprietary rights we own. It is possible that our license agreements could be terminated, which could limit or prevent the Company's practice and/or commercialization of some or all of our intellectual property. It is possible that our activities, products and services could infringe certain third-party intellectual property rights that we are currently unaware of, which could expose the Company to potential civil liability. If we are unable to successfully enforce our intellectual property rights, or if claims are successfully brought against us for infringing the intellectual property rights of others, such events could cause us to pay substantial damages, spend significant sums in litigation, cause us to lose a key competitive advantage, force us to conduct additional research to develop non-infringing technology, or cause us to pursue a different business strategy.

**Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital.**

The Company may be forced to allow certain deadlines relating to its patent, and/or trademark, portfolio to pass without taking any action because it lacks sufficient funds to pay for the required actions. The cost of enforcing our intellectual property rights may prevent us from enforcing them. Intellectual property litigation is extremely expensive. Even if we believe that a competitor is infringing on one or more of our intellectual property assets, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property rights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

**The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business**

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

**Mark Russell may have other time demands relating to HyperSciences, Inc. and other companies**

Mark Russell, CEO of the Company, currently acts as President & CEO of HyperSciences, Inc. as well. It is possible Mark Russell's availability to the Company's activities and needs could be limited at times because of his commitments to HyperSciences, Inc. and/or other companies.

**Certain uses of the Company's product offerings may be subject to regulation by the Environmental Protection Agency and other federal and state governmental authorities.**

Just as with existing tunneling, mining, energy drilling and flight industries, regulations or other restrictions may be adopted that adversely affect our business and market share. Federal, state and local authorities may regulate the use of our product offerings, including, but not limited to, any effects on the following matters: surface subsidence from underground mining; employee health and safety; permits and other licensing requirements; remediation of contaminated soil, surface water and groundwater; air emissions; water quality standards; the discharge of materials into the environment, including waste water; storage, treatment and disposal of petroleum products and substances which are regarded as hazardous under applicable laws or which, if spilled, could reach waterways or wetlands; protection of human health, plant life and wildlife, including endangered and threatened species; reclamation and restoration of mining properties after mining is completed; wetlands protection; and the effects, if any, that use of our products has on groundwater quality and availability. Some contemplated implementations of our technology may be subject to regulation by the United States Department of Commerce and Department of State. If future implementations of our technology require an export license or additional government approval for export, we intend to pursue such licenses and approvals from applicable government authorities.

**We rely on third parties to provide services essential to the success of our business**
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, accounting, legal work, public relations, and advertising. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

**The Company is reliant on the successful development of its proprietary technology and products.**
The Company is in the process of developing its own proprietary technology and products. The success of developing new technology and products depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, the Company's ability to manage the risks associated with new product production ramp-up issues, and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. The development of methods for the use of the Company's technologies is highly innovative and may involve very complex processes. This level of innovation involves potentially significant expense and carries inherent risk, including difficulties in designing next-generation technologies and processes, potential development and production delays, safety concerns, and increased expenses. The expense, risk and other difficulties associated with the development of the Company's technologies may result in the intellectual property of the Company being transferred to a holding company at some point in the future. In such an event, the Company would no longer control the intellectual property required for the Company to operate and would be reliant upon a license agreement with the holding company, which may never be executed or may be terminated if it is executed. Our inability to effectively and timely develop, and/or access, the proprietary technologies and products necessary to run the business and to develop the necessary quality controls and production capacity for our technology and products would have a material adverse effect on our business.

**Some technologies are relatively new and unproven.**
Some of the Company's technologies and planned products are relatively new and unproven such that the use of these technologies may not produce the expected or intended results, and unforeseen results could occur.

**The nature and scope of our products and services will be evolving in response to customer input and marketplace demand. The Company's business model is therefore subject to change.**

Our future success will depend on our ability to (i) develop and deploy our products and services; (ii) attract customers to use our products and services; (iii) enhance our products and services; (iv) develop and license new products and systems that address the increasingly sophisticated and varied needs of target markets; and (v) respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. Failure to develop products and services that serve our target markets or failure to adjust to changes within our marketplace could have a material adverse effect on our business, results of operations and financial condition.

**Existing agreements impose restrictions and requirements that may limit the Company's ability to exploit and commercialize its intellectual property.**

The Exclusive Patent License Agreement between the Company and University of Washington dated May 29, 2015, (the "UW License Agreement") only grants rights to Pipeline2Space, Inc. in relation to activities and products over 100km MSL (the "Von Karmen Line" at 100km is utilized as one international definition of outer space). University of Washington ("UW"), pursuant to the UW License Agreement, may (1) terminate the license grant upon the occurrence of a breach by the Company; (2) pursue patents covering the "baffle-tube ram accelerator technology" included in the UW License Agreement that would be owned by UW and outside the license grant to the Company in any country in which the Company chooses not to actively pursue patent protection for such inventions; and (3) require mandatory sublicensing in fields of use that the Company is not actively pursuing if UW is solicited by a third party who wishes to license the "Licensed Patents". The Company also must comply with performance milestones relating to commercialization of the "Licensed Patents", is required to submit periodic commercialization reports, and must pay certain annual, milestone and royalty fees to UW. UW also obtained 25,000 shares of common stock (75,000 after forward stock split) in Company and 1,850 additional shares of common stock (5,550 after forward stock split) pursuant to certain anti-dilution rights in the UW License Agreement.

**Risks generally associated with our technology may adversely affect our business and results of operations.**

Our products and services could experience future system failures and degradations. We may not be able to prevent an extended system failure due to a variety of events, including, but not limited to, human error; subsystem, component, or software failure; a power or telecommunications failure; an earthquake, fire, or other natural disaster or other act of God; hacker attacks or other intentional acts of vandalism; or acts of war. Any technology or communications system failure that interrupts our operations could seriously harm our business and have a material adverse effect on our business, results of operations, and financial condition.

**We have not commissioned a formal market study to assess the demand for our products and services.**

We have not requisitioned a formal marketing study by an independent marketing organization to evaluate the demand for our anticipated products and services. Our assessment of the demand for our anticipated products and services is based on the experience of our executives, discussions with potential customers and our general knowledge of the marketplace.  Our assessment may not be accurate and there may not be sufficient demand for our anticipated products and services.

**Voting control is in the hands of a few large stockholders.**
Voting control is concentrated in the hands of a small number of stockholders. You will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

**We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.**
We may need to raise additional capital through private equity or debt in the near future. If we were to raise additional funds through the issuance of equity or convertible debt securities, the fully diluted percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of our then-existing stockholders. For example, in order to raise equity financing, we may decide to sell additional shares of stock in the Company at a discount to the current price of the Shares. We might not be able to raise additional capital on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our operations, pursue growth opportunities or respond to competitive pressures. Such inability could have a material adverse effect on our business, results of operations and financial condition.

**We may be unable to proceed with all opportunities available to us and some opportunities might be available only on terms unfavorable to us or our investors.**
We may be presented with opportunities to pursue joint development projects, joint ventures, sponsored development agreements, government contracts, and other options for supporting continued development and commercialization of our technologies. We have entered, and may continue to enter, into non-binding memoranda of understanding and letters of intent to pursue certain opportunities. However, there is no guarantee that we will be able to enter into definitive agreements or that the opportunities will otherwise materialize in a way that would benefit the Company.

**There is no certainty that you will receive a return of or on your investment.**
The Company may be unsuccessful at developing its products and services and generating revenue with its current business model.  If the Company is not successful at implementing its business model, you will not realize a return of or on your investment. As a result of the uncertainty and risks associated with the Company's operations, you may lose your entire investment in the Shares.

**We will need to develop or acquire additional manufacturing and distribution capabilities in order to commercialize any product, and we may encounter unexpected costs and other difficulties in doing so.**
If we independently develop and commercialize one or more of our products, we will need to invest in acquiring or building additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. This development process may be expensive and time-consuming, and could be highly dilutive to existing stockholders, even if adequate financing could be obtained. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems

and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must: recruit, hire, train, manage, and motivate a growing employee base; accurately forecast demand for our products; assemble and manage the supply chain to ensure our ability to meet demand; and expand existing operational, manufacturing, financial, and management information systems. Should we not complete the development of adequate capabilities, including manufacturing capacity, our ability to manufacture a commercial supply of our products could be delayed, which would further delay our ability to generate revenues. We may choose to outsource all or a portion of our manufacturing requirements to one or more third-party contract manufacturing companies. Under an agreement with such a manufacturing company, we would have less control over the timing and quality of manufacturing than if we were to perform such manufacturing ourselves. There is also no guarantee that any such manufacturing company will continue ongoing operations, which could cause delays in product supply, reduced revenues and other liabilities for the Company. Any such events would increase our costs and could delay or prevent our ability to commercialize our products, which could adversely impact our business, financial condition, and results of operations.

**The Company is spending significant time and resources with no contractual commitment from our potential customers.**
We are incurring ongoing costs and expenses in relation to the ongoing development and testing of our technologies and products, and as of December 31, 2022, the Company has obtained no binding commitments to purchase its products or enter into a royalty-bearing license with respect to its technologies.

**The Company has not obtained a recent independent valuation.**
We have not obtained a recent independent valuation of the Company and did not use the results of an independent valuation in determining the price of this Offering. Therefore, it is possible the price per share of Common Stock is above, equal to, or below fair market value. The Company's Board has previously granted stock and stock options pursuant to its 2022 Equity Incentive Plan, with the most recent grant of stock options occurring on April 7, 2023, at a Board-determined fair market value price of $0.20 per share for the Company's common stock.

**Our valuation and our offering price have been established internally and are difficult to assess.**
The Company has set the price of its Common Stock at $1.86 per share, plus a 2.5% Investor Transaction Fee, see "Securities Being Offered" for further details on this fee. This fee is intended to offset transaction costs and though this fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our company accordingly. Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company.

**The Company's technology and business plans may involve safety risks.**
Firing projectiles at high velocities for orbital space launches as with similar explosive activities and technologies, may involve a significant potential risk to the safety of humans and property. In the event of a system malfunction, or even in the course of the normal use of a ram accelerator, catastrophic events are possible. Therefore, risk of significant liability for the Company is possible. The Company will likely continue to purchase liability insurance, which is and could be continually costly to the Company

or may not be available. Insufficient insurance coverage or major catastrophic events could expose the Company to enough liability to have a material adverse effect on the Company's business operations or could possibly render the Company insolvent.

**Forum selection clauses in the Offering agreements may lead to inconvenience or cost to you.**
The Offering agreements have forum selection provisions. These provisions require all disputes arising out of or based upon the Offering agreements to be resolved in a federal court located in Spokane County, Washington, regardless of convenience or cost to you.

**Fee shifting clauses in the Offering agreements may lead to cost to you or the Company**.
For all claims concerning or arising out of the Offering agreements, the prevailing party will be entitled to recover all of such party's costs and attorneys' fees incurred in each such action, suit, or other proceeding, including any and all appeals or petitions therefrom. This means that if you bring a claim unsuccessfully, you could be liable for the costs and attorneys' fees incurred by the party against whom your claim is asserted. If other investors bring a claim and are successful, the Company will be liable for the costs and attorneys' fees incurred by the party who asserted the claim and payment of those costs could have a material adverse effect on the Company.

**The Company may provide additional or different information to investors in one or more subsequent offerings**.
The Company plans to conduct offerings subsequent to the Offering to meet its capital needs. In connection with future offerings, the Company will provide updated disclosures regarding its operations and financial status. These disclosures will be informed by a longer track record in which the Company may have additional information regarding the competitiveness and marketability of its products within their relevant industries. Accordingly, information provided to future investors may provide those investors with a better opportunity to evaluate the advisability of investing in the Company.

**Outstanding Convertible Securities**.
The Company currently has issued and outstanding Simple Agreements for Future Equity ("SAFEs"). In connection with the offering, the SAFEs will convert into shares of Common Stock (the "SAFE Shares"). The holders of the SAFE Shares will not be required to appoint the CEO as their true and lawful proxy, and will be able to vote the SAFE Shares at their discretion. Depending on the amount raised in the Offering, the holders of the SAFE Shares may have a much larger stake in the Company, and thus have much greater voting control.

**Macroeconomic Trends Affecting Startups**.
Increase in interest rates and the recent collapse of Silicon Valley Bank has negatively affected the startup funding ecosystem by decreasing the amount of capital available for debt funding of startups by established institutions as well as capital available for late-stage startups from venture capital firms. This could have a negative effect on the Company's ability to attract outside funding needed for operations and continued research and development activities.

**There are other unidentified risks.**
The risks set forth above are not a complete list of the potential risks facing us. We realize that there may exist significant risks yet to be recognized or encountered to which we may not be able to effectively respond. There can be no assurance that we will be successful in addressing these risks or future potential risks, and any failure to do so could have a material adverse effect on our business, financial

condition, and results of operations.

## RESTRICTIONS ON TRANSFER

The common stock sold in the Offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)     to the Company;

(2)     to an accredited investor;

(3)     as part of an offering registered with the SEC; or

(4)     to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

**Pipeline2Space, Inc.**

By        /s/ Mark C. Russell

        Name:      Pipeline2Space. Inc.

        Title:      CEO (Chief Executive Officer) and Director

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Exhibit A

## FINANCIAL STATEMENTS